April 30, 2010


Ms. Michelle Roberts
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Touchstone Variable Series Trust
            File Nos. 033-76566 and 811-08416

Dear Ms. Roberts:

This will confirm our telephone conversation on Tuesday, April 6, 2010 regarding the 485(a) filing made by the Touchstone Variable Series Trust ("Registrant") on February 26, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

For all applicable funds, in regards to the footnote below, you suggested that we move this footnote to the line item in the expense table that reads "Total Annual Fund Operating Expenses."

The total annual fund operating expenses do not correlate to the ratio of expenses that are included in the Fund's Annual Report dated December 31, 2009 because the Annual Report does not include Acquired Fund Fees and Expenses.

For all applicable funds, in regards to the footnote below, you suggested that we move this footnote to the line item in the expense table that reads "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

Touchstone Advisors and the Trust have entered into an expense limitation agreement whereby Touchstone Advisors has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses in order to limit annual fund operating expenses to ____%. This expense limitation will remain in effect until at least April 29, 2011 but can be terminated by a vote of the Board of Trustees of the Fund if they deem the termination to be beneficial to the shareholders.

Response

We believe the footnotes follow the appropriate line items in each expense fee table. We believe the first footnote above should follow the "Acquired Fund Fees and Expenses" line because it refers specifically to the acquired fund fees and expenses. We believe the second footnote above should follow the "Fee Waiver and/or Expense Reimbursement" line because it refers specifically to the fee waiver agreement. The format contained in the Prospectus, as filed, is consistent across all six registrants in the Touchstone Family of Funds.


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Comment

You asked that if a fund only has gross expenses (and not any fee waivers or reimbursements) that the two line items below not be included in the fee table:

Fee Waiver and/or Expense Reimbursement
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense
Reimbursement

Response

The requested change has been made.

Comment

For each expense example section, you requested that the following sentence be modified with the verbiage that is underlined:

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either hold or redeem all of your shares at the end of those periods.

You also requested that the format of the expense example section be modified so that it looks exactly like the format described in the Form N-1A instructions.

Response

The requested change has been made.

Comment

Under the "Portfolio Turnover" section for each fund, you requested that the underlined verbiage in the following sentence be removed:

A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.

Response

The requested change has been made.

Comment

You asked that we include the following sentence for each money market fund (according to the instructions of Item 4. of the Form N-1A instructions) and delete the sentence for any non-money market funds.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Response

The requested change has been made.


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Comment

Under the "Buying and Selling Fund Shares" and "Tax Information" sections of each fund, you asked that we add verbiage to cross reference the variable contract prospectus for more information.

Response

The requested change has been made.

Comment

You stated that the selling criteria of investments for each fund may be moved to the Item. 9 disclosure of the Form N-1A instructions if we believe that is a more appropriate spot.

Response

We believe that the selling criteria is better described under each fund's principal investment strategies section.

Comment

You asked that we add disclosure regarding emerging markets risk under the "Key Risks" section of the Third Avenue Value Fund.

Response

The requested change has been made.

Comment

You asked that we include the appropriate Form N-1A instructions, Item 8. disclosure in each fund's summary section.

Response

Neither the fund nor a related entity made, or may make, any payments to a broker dealer or any other financial intermediary for the sale of fund shares or related services.

SAI

Comment

You asked that we include the new disclosure in the SAI regarding compensation, governance and risk that is required in all N-1A filings made on or after February 28, 2010.

Response

We are confirming that the new disclosure will be in the SAI filed as a 485(b) on or around April 30, 2010.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


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